

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2025

David Wilson
Chief Financial Officer
Powerfleet, Inc.
123 Tice Boulevard
Woodcliff Lake, NJ 07677

      **Re:  Powerfleet, Inc.**
          **Form 10-K for the Fiscal Year Ended March 31, 2025**
          **File No. 001-39080**

Dear David Wilson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing